Deutsche Bank Securities Inc.

60 Wall Street

New York, New York 10005

Morgan Stanley & Co. LLC

1585 Broadway

New York, New York 10036

Credit Suisse Securities (USA) LLC

11 Madison Avenue

New York, New York 10010

March 9, 2021

VIA EMAIL & EDGAR

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re: Gores Technology Partners II, Inc. (the “Company”)

Registration Statement on Form S-1 (Registration No. 333-252641)

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Securities Act”), the undersigned, for itself and as representatives of any other underwriters, hereby joins the request of Gores Technology Partners II, Inc. that the effectiveness for the above-captioned Registration Statement on Form S-1 (as amended through the date hereof) filed under the Securities Act be accelerated by the Securities and Exchange Commission (the “Commission”) to 4:00 p.m., Eastern Time, on March 11, 2021, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Weil, Gotshal & Manges LLP, request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Act, we, as representatives of the several underwriters, wish to advise you that we have effected the following distribution of the Company’s Preliminary Prospectus dated March 8, 2021:

(i)	Dates of distribution: March 9, 2021

(ii)	Number of prospective underwriters to which the preliminary prospectus was furnished: 3

(iii)	Number of prospectuses expected furnished to underwriters, dealers, institutions and others: approximately 1150

We, the undersigned, as representatives of the several underwriters, have complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

DEUTSCHE BANK SECURITIES INC. MORGAN STANLEY & CO. LLC CREDIT SUISSE SECURITIES (USA) LLC

Acting severally on behalf of themselves and the several Underwriters

Deutsche Bank Securities Inc.

By:	/s/ Ravi Raghunathan
Name:	Ravi Raghunathan
Title:	Managing Director

By:	/s/ Brandon Sun
Name:	Brandon Sun
Title:	Director

Morgan Stanley & Co. LLC

By:	/s/ Eamonn Smith
Name:	Eamonn Smith
Title:	Vice President

Credit Suisse Securities (USA) LLC

By:	/s/ Ryan Kelley
Name:	Ryan Kelley
Title:	Director

[Signature Page to Acceleration Request Letter]